SHANDA GAMES LIMITED

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS ("ADRs") REPRESENTING CLASS A ORDINARY SHARES OF SHANDA GAMES LIMITED

Please refer to the reverse side of this card for the proposals to be voted at the Meeting.

FOLD AND DETACH HERE

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
Proposal 1.	☐	☐	☐	Proposal 4.	☐	☐	☐	Proposal 7.	☐	☐	☐
Proposal 2.	☐	☐	☐	Proposal 5.	☐	☐	☐	Proposal 8.	☐	☐	☐
Proposal 3.	☐	☐	☐	Proposal 6.	☐	☐	☐				

Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. ☐

Address Change ☐ Mark box, sign and indicate changes/comments below:

Sign Below Date:________________

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

PROPOSALS

1. To re-elect Mr. Yingfeng Zhang as a director of the Company
2. To re-elect Mr. Danian Chen as a director of the Company
3. To re-elect Mr. Li Yao as a director of the Company
4. To re-elect Mr. Shengming Ma as a director of the Company
5. To re-elect Mr. Andy Lin as a director of the Company
6. To re-elect Mr. Heng Wing Chan as a director of the Company
7. To re-elect Mr. Yong Gui as a director of the Company
8. To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company's independent auditors for the year ending December 31, 2014

In connection with the Meeting, the Company has made changes on the Resolutions on the agenda for which your voting instructions are sought. This New Voting Instruction Card replaces the one previously sent to you. Please note if you have already returned the card previously mailed to you it will be disregarded.

Shanda Games Limited
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 64507, St. Paul, MN 55164-0507

Voting Instruction Card

JPMorgan Chase Bank, N.A., (the "Depositary") has received advice that the Annual General Meeting of Shareholders (the "Meeting") of Shanda Games Limited (the "Company") will be held at Unit 403A, 4/F, Golden Centre, 188 Des Voeux Road Central, Hong Kong on Monday, December 22, 2014 at 10:00 a.m. (Hong Kong time), for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from the Proposals to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from the Proposals. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (EST), December 18, 2014. Only the registered holders of record at the close of business on November 12, 2014 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Class A Ordinary Shares of the Company represented by such ADRs registered in the name of the signatory on the books of the Depositary at the close of business on November 12, 2014, at the Meeting to be held on Monday, December 22, 2014, or at any adjournment thereof.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to a person designated by the Company, the underlying Class A Ordinary Shares represented by your ADRs will be voted by such person in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Class A Ordinary Shares represented by such Receipts will not be voted by the Depositary at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m. (EST), December 18, 2014.

For more information regarding the Meeting please visit the Company's website at **http://ir.shandagames.com/agm.cfm**

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.